UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31269

ALCON, INC.

(Exact name of registrant as specified in its charter)

Bösch 69, P.O. Box 62

Hünenberg, Switzerland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value CHF 0.20 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: ZERO (0)

Explanatory Note:  By virtue of the direct merger of Alcon, Inc. with and into Novartis AG, completed on April 8, 2011, Novartis AG, as successor to Alcon, Inc., has assumed Alcon, Inc.’s reporting obligation under Section 15(d) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG, as successor to Alcon, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date:	April 21, 2011	Novartis AG

		By:	/s/ Dr. Thomas Werlen
		Name:	Dr. Thomas Werlen
		Title:	Group General Counsel

		By:	/s/ Jonathan Symonds
		Name:	Jonathan Symonds
		Title:	Chief Financial Officer